April 24, 1998



Bankers Trust Company
Four Albany Street
New York, New York  10006
Attn:  Corporate Trust and Agency Group -
       Structured Finance

Ladies and Gentlemen:

In consideration of Bankers Trust Company (the "Trustee") entering into the Pooling and Servicing Agreement dated as of August 1, 1995, as amended by the Amended and Restated Pooling and Servicing Agreement dated as of April 24, 1998, as amended and supplemented (the "Agreement"), with Universal Card Services Corp., a direct, wholly-owned subsidiary of Citibank, N.A. ("UCS"), Citibank, N.A., a national banking association organized under the laws of the United States of America ("Citibank"), hereby agrees as follows:

1. Citibank guarantees to the Trustee, on behalf of the Trust, for the benefit of the Certificateholders (as each such term is defined in the Agreement), the performance of each of the obligations of UCS under the provisions of the Agreement ("Obligations") subject to the terms set forth below (the "Guarantee"). This is a guarantee of payment and performance when due and not of collection.

2. Notice of acceptance of the Guarantee, of default or non-performance by UCS is expressly waived, and action under this Guarantee shall be subject to no other condition than the giving of a written request by the Trustee, stating the fact of default or non-performance, mailed to Citibank, N.A. at the following address: Citibank, N.A., Office of Corporate Finance, 153 East 53rd Street, 6th Floor, New York, New York 10043.

3.       The obligations of Citibank under the Guarantee shall in no way be impaired by:

         o any extension, amendment, modification or renewal of the Agreement or of the Obligations;

         o any waiver of any event of default, extension of time or failure to enforce any of the Obligations;

         o any extension, moratorium or other relief granted to UCS pursuant to any applicable law or statute.

4. This Guarantee and the obligations of Citibank hereunder shall be irrevocably valid until:


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         o        return by the Trustee of the original of this Guarantee; or

         o the close of business in New York on September 1, 2016 ("Final Termination Date").

         No claim by the Trustee may be asserted under this Guarantee after the Final Termination Date.

5. This Guarantee shall be governed by and construed in accordance with the laws of the State of New York. Citibank shall be obligated to take action hereunder only at the principal office of Citibank in New York, New York.

Citibank shall have no obligation to take action hereunder during any period when performance by UCS, in accordance with the provisions of the Agreement, would constitute a violation of any applicable laws (other than bankruptcy, liquidation, reorganization or similar laws affecting the enforcement of the rights of creditors generally).

IN WITNESS WHEREOF, Citibank has caused these presents to be executed by its duly authorized officer this 24th day of April nineteen hundred ninety-eight.

Very truly yours,

CITIBANK, N.A.


By: /s/ Martin Waters
   ------------------------
        Vice President


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